Exhibit 8.01D
Mezey Howarth Racing Stables Announces Its Mare
Bred to European Champion

SAN CLEMENTE, CA – (MARKETWIRE) – March 12, 2008, - Mezey Howarth Racing Stables, Inc. (OTCBB: MZYH) announced its mare Forget You was bred to Suances (GB).  Forget You will be checked in 2 weeks to confirm that she is in foal.

Suances (GB) retired with eight wins, a third, and a fourth in 12 starts in Spain, France, and the U. S., earning $402,559 and gaining championship laurels in France. In his Bay Meadows victory he posted a 105 Beyer while beating millionaires Sarafin and The Tin Man and graded stakes winner Decarchy. Suances first crop are 2 year olds that will be racing in the next few months.

 “We decided to go with an unknown sire but whose breeding and record were that of a champion”, said President Paul Howarth. “Although currently a new sire, his race record is impressive especially considering his career was cut short because of injury. Based off his bloodline and abbreviated career we feel the stable is getting a tremendous value on the stud fee cost of a new sire. The ability to take advantage of a potential leading sire early in their sire career could be a tremendous opportunity for the stable.”

Suances (GB), is a son of champion racehorse Most Welcome (GB), a grandson of Northern Dancer who is little known in the United States but is a major sire in Europe, where his offspring include champions in eight different countries. In North America, his runners include graded stakes winners Eccentric, Prize Giving, and Call Me.

Contact info:
Wade Mezey/Paul Howarth
(949) 429- 4001

About Mezey Howarth Racing Stables

Mezey Howarth Racing Stables, Inc. (OTCBB: MZYH) is a thoroughbred racing company that extends the benefit of ownership to all shareholders.  Mezey Howarth Racing Stables acquires and maintains a stable of race horses adequate to compete in the upper echelons of the thoroughbred horse racing industry. The Company acquires, owns, manages, trains, and races thoroughbred racing prospects. Mezey Howarth Racing Stables works with only the finest trainers, jockeys, veterinarians, blacksmiths, and other service providers, to ensure that our horses are afforded every opportunity to excel. Mezey Howarth Racing Stables relies on the highest standards of ethics and does not cut corners, and believes that luck in this industry comes only through preparation, hard work, patience, and the professional management of our horses.  For more information, please visit www.mezeyhowarth.com

Application of the Safe Harbor of the Private Securities Litigation Reform Act of 1995:

This press release contains, and Mezey Howarth Racing Stables may from time to time make, written or oral "forward-looking statements" within the meaning of the U.S. federal securities laws, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and other factors, many of which are outside Mezey Howarth Racing Stable's control that could cause actual results to differ materially from such statements. In particular, statements using words such as "may," "should," "estimate," "expect," "anticipate," "intend," "believe," "predict," "potential," or words of similar import generally involve forward-looking statements.